[Garb Oil & Power Corporation Letterhead]



1588 South Main o Second Floor, Suite 200 o Salt Lake City, Utah 84115 o Phone (801) 832-9865, (801) 832-9871 o FAX (801) 832-9867

April 11, 2006


Russell Mancuso
Branch Chief
Division of Corporation Finance
Mail Stop 6010
U.S. Securities and Exchange Commission
Washington, D. C. 20549

         Re: Garb Oil & Power Corporation
             File No. 0-14859

Dear Mr. Mancusco:

         As chief executive officer I make the following statements and acknowledgments on behalf of the above Company, Garb Oil & Power Corporation, as requested in your letter of December 29, 2005:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please advise me or Mr. Boyack if you have any questions. Thank you.


Very truly yours,

/s/ John C. Brewer
-------------------------
John C. Brewer
Chief Executive Officer